Filed by enherent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: enherent Corp.

(Registration No. 333-120118)

enherent Corp. Merger with Dynax Solutions, Inc. Approved By SEC

FOR IMMEDIATE RELEASE

Windsor, CT (February 7, 2005) – enherent Corp. (OTC BB: ENHT, www.enherent.com) today announced that, subject to satisfaction of closing conditions, its proposed merger with Dynax Solutions, Inc. is moving forward and its Registration Statement has been declared effective by the SEC. Joint prospectus/proxy statements are being mailed to each company’s stockholders of record as of February 7, 2005. Stockholders of each company of record on February 7, 2005 will be entitled to vote on the merger. A special meeting of enherent stockholders will be held on April 1, 2005, at 10:00AM EST in New York City to vote on the proposed merger. A special meeting of Dynax stockholders will be held at the same time and date in New York City.

Doug Catalano, Chairman, CEO and President of enherent noted “The merger would be a significant occasion in the history of our company. With this combination, we have a chance to create a more powerful firm that will leverage a broader array of services and solutions across a wider geographic footprint, and be positioned to deliver improved performance and stockholder value.”

About enherent

enherent Corp. (OTCBB:ENHT) is an IT Professional Services Firm providing its clients with staffing and consultative resources either on a temporary or permanent basis and a provider of solutions outsourcing involving software development or IT operational services. enherent addresses cross-industry business needs by focusing on the critical disciplines of project management, business requirements management and technology integration. enherent is headquartered outside of Hartford, Connecticut, and its customers can be found in many different industry segments, from the Fortune 500 to middle-market enterprises. enherent operates throughout the northeastern and southern United States and has sales locations in Connecticut and the New York/New Jersey area. For more information visit www.enherent.com.

Forward-Looking and Cautionary Statements

Except for the historical information and discussions contained herein, statements contained in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on certain assumptions and analyses made by enherent derived from its experience and perceptions. Actual results and developments may vary materially from those described because they are subject to a number of known and unknown risks and uncertainties. Such risks and uncertainties include, but are not limited to, future demand for enherent’s services; general economic, market and business conditions; enherent’s ability to increase the amount of services rendered to existing clients and develop new clients and reduce costs of providing services; enherent’s ability to recruit and retain IT professionals; stockholder approval of the proposed merger; anticipated benefits of the proposed merger; and various other factors discussed in enherent’s filings with the Securities and Exchange Commission including those set forth under Item 7 of enherent’s recent Form 10-K. enherent disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments, or otherwise.

ENHERENT IS SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND WE ARE REQUIRED TO FILE REPORTS, ANY PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. DYNAX IS NOT REQUIRED TO FILE REPORTS WITH THE SEC. ENHERENT’S STOCKHOLDERS AND THE STOCKHOLDERS OF DYNAX ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER FILED WITH THE SEC ON FEBRUARY 7, 2005, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. YOU CAN READ ANY REPORTS, STATEMENTS OR OTHER INFORMATION THAT ENHERENT FILES WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, OVER THE INTERNET AT THE SEC WEB SITE AT (http://www.sec.gov). YOU MAY ALSO READ AND COPY ANY DOCUMENTS ENHERENT FILES WITH THE SEC AT ITS PUBLIC REFERENCE FACILITY AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. YOU MAY ALSO OBTAIN COPIES OF THE DOCUMENTS AT PRESCRIBED RATES BY WRITING TO THE PUBLIC REFERENCE SECTION OF THE SEC AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE FACILITIES.

CONTACT INFORMATION:

Felicia A. Norvell

enherent Corp.

fnorvell@enherent.com

(469) 767- 6379